Exhibit 99.1

SCIENJOY TO BECOME A PUBLIC COMPANY VIA BUSINESS COMBINATION WITH WEALTHBRIDGE

Scienjoy is a leading live streaming video entertainment social platform in China with 200 million registered users

Combined Company Expected to Trade on the NASDAQ post-close

•	With 11.4 million active users and 13,812 active show broadcasters for the quarter ended June 30, 2019, Scienjoy has created an engaged, interactive, and close community for the younger generation that enjoys live-streaming talent shows.

●	Scienjoy anticipates net revenue growth of 21% from $108.1 million in 2018 to an estimated $130.8 million in 2019 and net income growth of 28% from $15.5 million in 2018 to an estimate of $19.9 million in 2019.

●	The combined company will have a pro forma equity market value of approximately $250 million at closing or approximately 12.6x 2019 Estimated Net Income and 9.2x 2020 Estimated Net Income, assuming no redemptions.

New York, NY — November 1, 2019 — Wealthbridge Acquisition Limited (“Wealthbridge”) (NASDAQ: HHHH, HHHHU, HHHHW, HHHHR), a special purpose acquisition company, announced today that it has entered into a definitive agreement for a business combination with Scienjoy Inc. (“Scienjoy” or the “Company”), a leading live entertainment mobile streaming platform in China.  Upon the closing of the transaction, it is expected that Wealthbridge will be renamed Scienjoy Holding Corporation and remain NASDAQ-listed under a new ticker symbol.

Founded in 2011, Scienjoy has more than 200 million registered users and operates three primary online live streaming brands with their respective websites and mobile apps: Showself, Lehai, and Haixiu.

Live entertainment streaming, according to a Frost & Sullivan report, accounts for 29% of the entire mobile live streaming market in China and its market size is estimated to grow from $1.9 billion in 2018 to $5.4 billion in 2022, representing a compound annual growth rate, or CAGR of 29.8%. Live show streaming platforms enable entertainers to broadcast content including musical performance, talk shows, or interviews to attract and interact with their audiences. An audience member can purchase and present virtual gifts to express their appreciation to broadcasters. An average paying user on Scienjoy’s platforms spends approximately $180 in the aggregate every quarter.

Scienjoy’s management team, led by CEO Victor He, will continue to run the Company after the transaction. Wealthbridge Chairman and CEO Winston Liu will remain on the Company’s board of directors after closing.

“We are excited to combine Wealthbridge with Scienjoy and admire the company that CEO Victor He and his people have built” said Winston Liu, Chairman and CEO of Wealthbridge. “I look forward to working with Victor and his dynamic team to help them thrive as a public company while they continue to grow.”

“We are very excited about merging with Wealthbridge and becoming a public company to support our continued expansion and take advantage of our growth opportunities. The merger will allow us to gain access to Wealthbridge’s resources and expertise, which will help us in the next evolutionary step of our company,” said Scienjoy CEO Victor He.

Key Financial Metrics

Scienjoy’s net revenue is projected to grow from $108.1 million in 2018 to an estimated $130.8 million in 2019.  Net income is projected to increase from $15.5 million in 2018 to an estimated $19.9 million in 2019. For 2020, net revenue is projected to rise to $160.0 million with net income projected to increase to approximately $27.3 million, based on current trends in the regulatory, market, economic, and competitive landscape.

$ In MMs	2018A	2019E	2020E
Net Revenue	$108.1	$130.8	$160.0
Net Income Before Tax	$16.2	$20.9	$28.3
Net Income	$15.5	$19.9	$27.3

The combined company represents a pro forma market value of approximately $250 million at closing, or 12.6x 2019 Estimated Net Income and 9.2x 2020 Estimated Net Income, assuming no redemptions.

Key Transaction Terms

Under the terms of the agreement, Wealthbridge will acquire Scienjoy, with Wealthbridge continuing as the listed company on the Nasdaq Capital Market. At the effective time of the share exchange, Scienjoy’s shareholders will receive 16.4 million ordinary shares of Wealthbridge, valued at $10.00 per share. In addition, Scienjoy shareholders will be entitled to receive earnout consideration of up to an additional nine million Wealthbridge ordinary shares, subject to Scienjoy exceeding net income before tax targets of $20.9 million or approximately RMB140 million, $28.3 million or approximately RMB190 million, and $35.0 million or approximately RMB235 million, in 2019, 2020, and 2021, respectively, or achieving share price thresholds of $15, $20, and $25 over the next three years as set forth in the agreement. All shares held by existing Scienjoy shareholders will be subject to lock-up agreements for a period of twelve (12) months following closing of the transaction, subject to certain exceptions.

In MMs except for share price	2019	2020	2021
Net Income Before Tax ($) Targets	$20.9	$28.3	$35.0
Share Price Targets	$15.00	$20.00	$25.00
Earnout Shares	3.0	3.0	3.0

The closing conditions include, among others, the approval of the transaction by Wealthbridge’s existing shareholders and Wealthbridge obtaining clearance for continued listing on Nasdaq of its shares and all shares to be issued to Scienjoy investors as part of the transaction.

Chardan is acting as M&A and financial advisor to Wealthbridge. Loeb and Loeb LLP is acting as legal advisor to Wealthbridge. JunHe Law Offices LLC, Fengyu Law Firm, and Maple Group are acting as the legal advisors to Scienjoy.

The description of the transaction contained herein is only a summary and is qualified in its entirety by reference to the definitive agreement relating to the transaction, a copy of which will be filed by Wealthbridge with the SEC as an exhibit to a Current Report on Form 8-K.

About Scienjoy Inc.

Founded in 2011, Scienjoy is a leading show live streaming video entertainment social platform in China. With more than 200 million registered users, Scienjoy currently operates three primary online live streaming brands with their respective websites and mobile apps: Showself, Lehai, and Haixiu. More information can be found at: http://www.scienjoy.com

About Wealthbridge Acquisition Limited.

Wealthbridge Acquisition Limited is incorporated in the British Virgin Islands as a blank check company for the purpose of entering into a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or similar business combination with one or more businesses or entities. The Company’s efforts to identify a prospective target business have not been limited to a particular industry or geographic region, although the Company intended to focus on targets located in China.

Forward-Looking Statements

This press release contains, and certain oral statements made by representatives of Wealthbridge, Scienjoy, and their respective affiliates, from time to time may contain, “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Wealthbridge’s and Scienjoy’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Wealthbridge’s and Scienjoy’s expectations with respect to future performance and anticipated financial impacts of the business combination, the satisfaction of the closing conditions to the business combination and the timing of the completion of the business combination. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors are outside the control of Wealthbridge or Scienjoy and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the share exchange agreement relating to the proposed business combination; (2) the outcome of any legal proceedings that may be instituted against Wealthbridge or Scienjoy following the announcement of the share exchange agreement and the transactions contemplated therein; (3) the inability to complete the business combination, including due to failure to obtain approval of the shareholders of Wealthbridge or other conditions to closing in the share exchange agreement; (4) delays in obtaining or the inability to obtain necessary regulatory approvals (including approval from insurance regulators) required to complete the transactions contemplated by the share exchange agreement; (5) the occurrence of any event, change or other circumstance that could give rise to the termination of the share exchange agreement or could otherwise cause the transaction to fail to close; (6) the inability to obtain or maintain the listing of the post-acquisition company’s ordinary shares on NASDAQ following the business combination; (7) the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; (8) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (9) costs related to the business combination; (10) changes in applicable laws or regulations; (11) the possibility that Scienjoy or the combined company may be adversely affected by other economic, business, and/or competitive factors; and (12) other risks and uncertainties to be identified in Wealthbridge’s proxy statement (when available) relating to the business combination, including those under “Risk Factors” therein, and in other filings with the Securities and Exchange Commission (“SEC”) made by Wealthbridge and Scienjoy. Wealthbridge and Scienjoy caution that the foregoing list of factors is not exclusive. Wealthbridge and Scienjoy caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither Wealthbridge or Scienjoy undertakes or accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law. The information contained in any website referenced herein is not, and shall not be deemed to be, part of or incorporated into this press release.

Important Information

Scienjoy Inc. (“Scienjoy”), Wealthbridge Acquisition Limited (“Wealthbridge”), and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from the holders of Wealthbridge ordinary shares in respect of the proposed transaction described herein. Information about Wealthbridge’s directors and executive officers and their ownership of Wealthbridge’s ordinary shares is set forth in Wealthbridge’s Annual Report on Form 10-K filed with the SEC, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such filing. Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement pertaining to the proposed transaction when it becomes available. These documents can be obtained free of charge from the sources indicated below.

In connection with the transaction described herein, Wealthbridge will file relevant materials with the SEC including a proxy statement on Schedule 14A. Promptly after filing its definitive proxy statement with the SEC, Wealthbridge will mail the definitive proxy statement and a proxy card to each stockholder entitled to vote at the special meeting relating to the transaction. INVESTORS AND SECURITY HOLDERS OF WEALTHBRIDGE ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE TRANSACTION THAT WEALTHBRIDGE WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WEALTHBRIDGE, SCIENJOY AND THE TRANSACTION. The definitive proxy statement, the preliminary proxy statement and other relevant materials in connection with the transaction (when they become available), and any other documents filed by Wealthbridge with the SEC, may be obtained free of charge at the SEC’s website (www.sec.gov).

Yongsheng Liu

Chief Executive Officer

Wealthbridge Acquisition Limited

+(86) 186-0217-2929

winstonca@163.com

Xiaowu He

Chief Executive Officer

Scienjoy Inc.

+(86) 186-1093-2235

Xiaowu.he@scienjoy.com

4